=============================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                             Amendment No. 3 to
                                SCHEDULE TO
               Tender Offer Statement under Section 14(d)(1)
             or 13(e)(1) of the Securities Exchange Act of 1934

                                    and

                             Amendment No. 6 to
                                SCHEDULE 13D
                 under the Securities Exchange Act of 1934
                           ----------------------

                      GULF INDONESIA RESOURCES LIMITED
                     (Name of Subject Company (issuer))
                           ----------------------

                      CONOCO CANADA RESOURCES LIMITED
                                CONOCO INC.
                    (Names of Filing Persons (offerors))
                           ----------------------

                      GULF INDONESIA RESOURCES LIMITED
      (Name of Filing Person (subject company in a 13e-3 transaction))
                           ----------------------

                               COMMON SHARES
                       (Title of Class of Securities)

                                 402284103
                   (CUSIP Number of Class of Securities)
                           ----------------------

                            Wayne C. Byers, Esq.
                               Senior Counsel
                                Conoco Inc.
                        600 North Dairy Ashford Road
                             Houston, TX 77079
                               (281) 293-1000
 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
              and Communications on Behalf of Filing Persons)

                              With a copy to:

                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1000
                           ---------------------
                               July 22, 2002
                           ----------------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer           [ ] issuer tender offer subject
    subject to Rule 14d-1.                 to Rule 13e-4.
[X] going-private transaction          [X] amendment to Schedule 13D
    subject to Rule 13e-3.                 under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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CUSIP No.         402284103
_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Conoco Inc.
     IRS# 51-0370352

     Conoco Canada Resources Limited
     IRS# 98-0086499
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

_______________________________________________________________________________
3    SEC USE ONLY
_______________________________________________________________________________
4    SOURCE OF FUNDS*

     BK, OO
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Conoco Inc. - Delaware
     Conoco Canada Resources Limited - Nova Scotia
_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         81,609,400
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         81,609,400

_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     81,609,400
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     92.7%
_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_______________________________________________________________________________

* See Instructions

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          This Amendment (this "Amendment") is Amendment Number 3 to the
Tender Offer Statement on Schedule TO initially filed on June 12, 2002 (as amended on July 3, 2002 and July 15, 2002) by Conoco Inc., a Delaware corporation ("Conoco"), Conoco Canada Resources Limited, a Nova Scotia corporation and a wholly-owned subsidiary of Conoco ("Conoco Canada"), and Gulf Indonesia Resources Limited, a New Brunswick corporation ("Gulf Indonesia"), relating to the offer by Conoco Canada to purchase all the outstanding common shares, par value U.S.$0.01 per share (the "Shares"), of Gulf Indonesia not owned by Conoco Canada, at a purchase price of U.S.$13.25 per Share, net to the seller in cash, without interest thereon (the "Offer"). This Amendment also constitutes Amendment Number 6 to the Schedule 13D of Conoco and Conoco Canada filed with the Securities and Exchange Commission on July 26, 2001, as amended on May 28, 2002, June 10, 2002, June 12, 2002, July
3, 2002 and July 15, 2002.

ITEM 4. TERMS OF THE TRANSACTION; ITEM. 6. PURPOSE OF THE TRANSACTION AND PLANS AND PROPOSAL; ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

          Item 4, Item 6, Item 8 are hereby amended by adding thereto the following:

          The initial offering period in respect of the Offer expired at 6:00 p.m., New York time, on Friday, July 19, 2002. Based upon information provided by The Bank of New York, the depositary for the Offer (the "Depositary"), a total of 17,959,400 Shares were tendered during the initial offering period and not properly withdrawn. Conoco Canada has accepted all such Shares for payment.

          Conoco Canada has commenced a subsequent offering period with respect to the Offer, which expires at 6:00 p.m. New York time on July 30, 2002 (the "Subsequent Offering Period Expiration Date"), unless extended. During the subsequent offering period, Conoco Canada will immediately accept for payment and promptly pay for Shares as they are tendered. Shareholders of Gulf Indonesia who tender their Shares during the subsequent offering period will receive the same U.S.$13.25 per Share cash consideration paid to shareholders who tendered during the initial offering period.

          Shareholders who tender their Shares during the subsequent offering period may withdraw those Shares at any time prior to the Subsequent Offering Period Expiration Date. Withdrawals will only be effective if the withdrawing shareholder delivers to the Depositary, concurrently with its notice of withdrawal, a certified check in the name of Conoco Canada in an amount equal to the aggregate Offer price in respect of the withdrawn Shares and otherwise follows the procedures for withdrawal set forth in Conoco Canada's Notice of Subsequent Offering Period, which is attached hereto as Exhibit (a)(1)(N) and incorporated herein by reference. Shareholders who tendered Shares during the initial offering period may no longer withdraw those Shares.


ITEM 12. EXHIBITS

          Item 12 is hereby amended by adding thereto the following:


(a)(1)(M) Press release issued by Conoco Canada and Gulf Indonesia, dated July 22, 2002.

(a)(1)(N) Notice of Subsequent Offering Period, dated July 19, 2002.


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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    SCHEDULE TO/A, SCHEDULE 13D/A and
                                    SCHEDULE 13E-3/A

                                    Conoco Inc.

                                    by /s/ S. L. Cornelius
                                       ---------------------------------------
                                       Name:  S. L. Cornelius
                                       Title: Vice President and Treasurer

                                    Conoco Canada Resources Limited

                                    by /s/ Murray E. Hesje
                                       ---------------------------------------
                                       Name:  Murray E. Hesje
                                       Title: Senior Vice President

                                    SCHEDULE 13E-3/A

                                    Gulf Indonesia Resources Limited

                                    by /s/ Paul C. Warwick
                                       ---------------------------------------
                                       Name:  Paul C. Warwick
                                       Title: President and Chief Executive
                                              Officer



Dated:  July 22, 2002



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                               Exhibit Index

Exhibit No.               Description
-----------               -----------

(a)(1)(M)                 Press release issued by Conoco Canada
                          and Gulf Indonesia, dated July 22, 2002.

(a)(1)(N)                 Notice of Subsequent Offering Period, dated
                          July 19, 2002.